UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Agora Inc.
(Name of Issuer)

Class A ordinary shares, par value US$0.0001 per share
(Title of Class of Securities)

00851L103**
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)
☐    Rule 13d-1(c)
☒   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 00851L103 has been assigned to the American Depositary Shares (“ADSs”) of the Company, which are quoted on the New York Stock Exchange under the symbol “API”.  Each ADS represents four Class A Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00851L103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). TMT General Partner Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 35,951,755

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 35,951,755

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,951,755[1]

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 12.4%[2]

12.	Type of Reporting Person (See Instructions) CO

(1) Represents (a) 1,752,720 Class A ordinary shares held by Morningside China TMT Fund II, L.P.; (b) 20,384,412 Class A ordinary shares held by Morningside China TMT Top Up Fund, L.P.; (c) 12,558,748 Class A ordinary shares held by Morningside China TMT Special Opportunity Fund II, L.P.; and (d) 1,255,875 Class A ordinary shares held by Morningside China TMT Fund IV Co-Investment, L.P.. Morningside China TMT Fund II, L.P. and Morningside China TMT Top Up Fund, L.P. are controlled by Morningside China TMT GP II, L.P., their general partner. Morningside China TMT Special Opportunity Fund II, L.P. and Morningside China TMT Fund IV Co-Investment, L.P. are controlled by Morningside China TMT GP IV, L.P., their general partner. Morningside China TMT GP II, L.P. and Morningside China TMT GP IV, L.P. are controlled by TMT General Partner Ltd., their general partner.

(2) The ownership percentage of the Reporting Person is calculated based on 288,948,416 Class A Ordinary Shares outstanding as of March 31, 2024 as reported in the Company’s annual report on Form 20-F filed with the Securities Exchange Commission on April 24, 2024.

CUSIP No. 00851L103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Morningside China TMT GP II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 22,137,132

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 22,137,132

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,137,132[3]

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 7.7%[4]

12.	Type of Reporting Person (See Instructions) PN

(3) Represents (a) 1,752,720 Class A ordinary shares held by Morningside China TMT Fund II, L.P.; (b) 20,384,412 Class A ordinary shares held by Morningside China TMT Top Up Fund, L.P.. Morningside China TMT Fund II, L.P. and Morningside China TMT Top Up Fund, L.P. are controlled by Morningside China TMT GP II, L.P., their general partner. Morningside China TMT GP II, L.P. is controlled by TMT General Partner Ltd., its general partner.

(4) The ownership percentage of the Reporting Person is calculated based on 288,948,416 Class A Ordinary Shares outstanding as of March 31, 2024 as reported in the Company’s annual report on Form 20-F filed with the Securities Exchange Commission on April 24, 2024.

CUSIP No. 00851L103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Morningside China TMT Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,752,720

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,752,720

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,752,720

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 0.6%[5]

12.	Type of Reporting Person (See Instructions) PN

(5) The ownership percentage of the Reporting Person is calculated based on 288,948,416 Class A Ordinary Shares outstanding as of March 31, 2024 as reported in the Company’s annual report on Form 20-F filed with the Securities Exchange Commission on April 24, 2024.

CUSIP No. 00851L103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Morningside China TMT Top Up Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 20,384,412

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 20,384,412

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,384,412

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 7.1%[6]

12.	Type of Reporting Person (See Instructions) PN

(6) The ownership percentage of the Reporting Person is calculated based on 288,948,416 Class A Ordinary Shares outstanding as of March 31, 2024 as reported in the Company’s annual report on Form 20-F filed with the Securities Exchange Commission on April 24, 2024.

CUSIP No. 00851L103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Morningside China TMT GP IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 13,814,623

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 13,814,623

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,814,623[7]

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 4.8%[8]

12.	Type of Reporting Person (See Instructions) PN

(7) Represents (a) 12,558,748 Class A ordinary shares held by Morningside China TMT Special Opportunity Fund II, L.P.; and (b) 1,255,875 Class A ordinary shares held by Morningside China TMT Fund IV Co-Investment, L.P.. Morningside China TMT Special Opportunity Fund II, L.P. and Morningside China TMT Fund IV Co-Investment, L.P. are controlled by Morningside China TMT GP IV, L.P., their general partner. Morningside China TMT GP IV, L.P. is controlled by TMT General Partner Ltd., their general partner.

(8) The ownership percentage of the Reporting Person is calculated based on 288,948,416 Class A ordinary shares outstanding as of March 31, 2024 as reported in the Company’s annual report on Form 20-F filed with the Securities Exchange Commission on April 24, 2024.

CUSIP No. 00851L103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Morningside China TMT Special Opportunity Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 12,558,748

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 12,558,748

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,558,748

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 4.3%[9]

12.	Type of Reporting Person (See Instructions) PN

(9) The ownership percentage of the Reporting Person is calculated based on 288,948,416 Class A Ordinary Shares outstanding as of March 31, 2024 as reported in the Company’s annual report on Form 20-F filed with the Securities Exchange Commission on April 24, 2024.

CUSIP No. 00851L103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Morningside China TMT Fund IV Co-Investment, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,255,875

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,255,875

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,255,875

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 0.4%[10]

12.	Type of Reporting Person (See Instructions) PN

(10) The ownership percentage of the Reporting Person is calculated based on 288,948,416 Class A Ordinary Shares outstanding as of March 31, 2024 as reported in the Company’s annual report on Form 20-F filed with the Securities Exchange Commission on April 24, 2024.

CUSIP No. 00851L103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). 5Y Capital GP Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 8,901,704

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 8,901,704

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,901,704[11]

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 3.1%[12]

12.	Type of Reporting Person (See Instructions) CO

(11) Represents (a) 7,740,612 Class A ordinary shares held by Evolution Special Opportunity Fund I, L.P.; and (b) 1,161,092 Class A ordinary shares held by Evolution Fund I Co-investment, L.P.. Evolution Special Opportunity Fund I, L.P. and Evolution Fund I Co-investment, L.P. are controlled by 5Y Capital GP Limited, their general partner.

(12) The ownership percentage of the Reporting Person is calculated based on 288,948,416 Class A Ordinary Shares outstanding as of March 31, 2024 as reported in the Company’s annual report on Form 20-F filed with the Securities Exchange Commission on April 24, 2024.

CUSIP No. 00851L103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Evolution Special Opportunity Fund I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 7,740,612

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 7,740,612

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,740,612

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 2.7%[13]

12.	Type of Reporting Person (See Instructions) PN

(13) The ownership percentage of the Reporting Person is calculated based on 288,948,416 Class A Ordinary Shares outstanding as of March 31, 2024 as reported in the Company’s annual report on Form 20-F filed with the Securities Exchange Commission on April 24, 2024.

CUSIP No. 00851L103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Evolution Fund I Co-investment, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,161,092

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,161,092

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,161,092

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 0.4%[14]

12.	Type of Reporting Person (See Instructions) PN

(14) The ownership percentage of the Reporting Person is calculated based on 288,948,416 Class A Ordinary Shares outstanding as of March 31, 2024 as reported in the Company’s prospectus on Form 20-F filed with the Securities Exchange Commission on April 24, 2024.

Item 1.

(a)   Name of Issuer:

Agora, Inc.

(b)   Address of Issuer’s Principal Executive Offices:

Floor 8, Building 12

Phase III of ChuangZhiTianDi

333 Songhu Road

Yangpu District, Shanghai

The People’s Republic of China

Item 2.

(a)   Name of Person Filing:

I.	TMT General Partner Ltd.
II.	Morningside China TMT GP II, L.P.
III.	Morningside China TMT Fund II, L.P.
IV.	Morningside China TMT Top Up Fund, L.P.
V.	Morningside China TMT GP IV, L.P.
VI.	Morningside China TMT Special Opportunity Fund II, L.P.
VII.	Morningside China TMT Fund IV Co-Investment, L.P.
VIII.	5Y Capital GP Limited
IX.	Evolution Special Opportunity Fund I, L.P.
X.	Evolution Fund I Co-investment, L.P.

(b)  Address of Principal Business Office or, if none, Residence:

I. II. III. IV.

V. VI. VII.

VIII. IX & X

c/o Suite 905-6, 9th Floor

ICBC Tower, Three Garden Road

Hong Kong

(c)   Citizenship:

I. II. III. IV

V. VI VII.

VIII. IX. & X      Cayman Islands

(d)   Title of Class of Securities:

Class A ordinary shares, par value US$0.0001 per share

(e)   CUSIP Number:

There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 00851L103 has been assigned to the American Depositary Shares (“ADSs”) of the Company, which are quoted on the Nasdaq Global Select Market under the symbol “API”. Each ADS represents four Class A Ordinary Shares.

Item 3.    If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.    Ownership

(a)   Amount beneficially owned:

The information required by Items 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.

(b)   Percent of class:

The information required by Items 4(a) is set forth in Row 11 of the cover page for each Reporting Person and is incorporated herein by reference.

(c)   Number of shares as to which the person has:

The information required by Items 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.

Morningside China TMT Fund II, L.P. is the record owner of 1,752,720 Class A ordinary shares; Morningside China TMT Top Up Fund, L.P. is the record owner of 20,384,412 Class A ordinary shares; Morningside China TMT Special Opportunity Fund II, L.P. is the record owner of 12,558,748 Class A ordinary shares; and Morningside China TMT Fund IV Co-Investment, L.P. is the record owner of 1,255,875 Class A ordinary shares. Morningside China TMT Fund II, L.P. and Morningside China TMT Top Up Fund, L.P. are controlled by Morningside China TMT GP II, L.P., their general partner. Morningside China TMT Special Opportunity Fund II, L.P. and Morningside China TMT Fund IV Co-Investment, L.P. are controlled by Morningside China TMT GP IV, L.P., their general partner. Morningside China TMT GP II, L.P. and Morningside China TMT GP IV, L.P. are controlled by TMT General Partner Ltd., their general partner. TMT General Partner Ltd. is controlled by its board consisting of three individuals, including Jianming Shi, Qin Liu and Gerald Lokchung Chan, who have the voting and dispositive powers over the shares held by Morningside China TMT Fund II, L.P., Morningside China TMT Top Up Fund, L.P., Morningside China TMT Special Opportunity Fund II, L.P., and Morningside China TMT Fund IV Co-Investment, L.P.

Evolution Special Opportunity Fund I, L.P. is the record owner of 7,740,611 Class A ordinary shares and Evolution Fund I Co-investment, L.P. is the record owner of 1,161,092 Class A ordinary shares. Evolution Special Opportunity Fund I, L.P. and Evolution Fund I Co-investment, L.P. are controlled by 5Y Capital GP Limited, their general partner. 5Y Capital GP Limited is controlled by its board consisting of three individuals, including Qin Liu, Claris Ruwende and Ting Yue LIOW, who have the voting and dispositive powers over the shares held by Evolution Special Opportunity Fund I, L.P. and Evolution Fund I Co-investment, L.P..

Item 5.   Ownership of Five Percent or Less of a Class

Not applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.    Identification and Classification of Members of the Group

Not applicable

Item 9.    Notice of Dissolution of Group

Not applicable

Item 10. Certifications

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: November 7, 2024

TMT General Partner Ltd.

By:	/s/ LIU, Qin
Name: LIU, Qin
Title: Director

Morningside China TMT GP II, L.P.

By:	TMT General Partner Ltd., as its general partner

By:	/s/ LIU, Qin
Name: LIU, Qin
Title: Director

Morningside China TMT Fund II, L.P.

By:	Morningside China TMT GP II, L.P., as its general partner

By:	TMT General Partner Ltd., as its general partner

By:	/s/ LIU, Qin
Name: LIU, Qin
Title: Director

Morningside China TMT Top Up Fund, L.P.

By:	Morningside China TMT GP II, L.P., as its general partner

By:	TMT General Partner Ltd., as its general partner

By:	/s/ LIU, Qin
Name: LIU, Qin
Title: Director

Morningside China TMT GP IV, L.P.

By:	TMT General Partner Ltd., as its general partner

By:	/s/ LIU, Qin
Name: LIU, Qin
Title: Director

Morningside China TMT Special Opportunity Fund II, L.P.

By:	Morningside China TMT GP IV, L.P., as its general partner

By:	TMT General Partner Ltd., as its general partner

By:	/s/ LIU, Qin
Name: LIU, Qin
Title: Director

Morningside China TMT Fund IV Co-Investment, L.P.

By:	Morningside China TMT GP IV, L.P., as its general partner

By:	TMT General Partner Ltd., as its general partner

By:	/s/ LIU, Qin
Name: LIU, Qin
Title: Director

5Y Capital GP Limited

By:	/s/ LIU, Qin
Name: LIU, Qin
Title: Director

Evolution Special Opportunity Fund I, L.P.

By:	5Y Capital GP Limited, as its general partner

By:	/s/ LIU, Qin
Name: LIU, Qin
Title: Director

Evolution Fund I Co-investment, L.P.

By:	5Y Capital GP Limited, as its general partner

By:	/s/ LIU, Qin
Name: LIU, Qin
Title: Director

Exhibit Index

Exhibit No.	Exhibit
99.1	Joint Filing Agreement dated February 16, 2021 by and between the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on February 16, 2021).